

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 2, 2010

<u>Via U.S. Mail and Facsimile to (212) 809-1289</u>

Ms. Vivian Lam Lee Yu
President and CFO
Oxford Technologies, Inc.
80 Wall Street, Suite 818
New York, NY 10005

> **Re:** **Oxford Technologies, Inc.**
> **Form 10-K/A (No. 2) for Fiscal Year Ended December 31, 2008**
> **Filed November 27, 2009**
> **File No. 0-49854**

Dear Ms. Lam Lee Yu:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services